Exhibit 99.2

VOTE BY MAIL OR FAX

QUICK ★★★ EASY ★★★ IMMEDIATE

HOW TO VOTE YOUR SHARES OF VIATEL HOLDING (BERMUDA) LIMITED

Vote Your Proxy by mail:

Mark, sign and date your proxy card and return it in the pre-addressed envelope provided to Proxy Services, Continental Stock Transfer & Trust Co., 8th Floor, 17 Battery Place, New York, NY 10004 no later than twenty four hours before the time appointed for the aforesaid Special General Meeting.

Vote Your Proxy by Fax:

This form of proxy must be faxed to 1-212-509-5152 no later than 11.00 am (Bermuda local time) on Tuesday, February 19, 2008.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING BY FAX

▼ **FOLD AND DETACH HERE AND READ THE REVERSE SIDE** ▼

PROXY

The Board of Directors Recommends a Vote FOR Items 1, 2, and 3

Please mark your votes like this ☒

1. THAT:

(i) in respect of each holding of common shares in the capital of the Company (which, for these purposes and for the avoidance of doubt, excludes the Special Share as defined in the Bye-Laws) of par value U.S.$0.01 (the "Existing Common Shares") presently in issue as shown on the Company's register of shareholders as of 6:00 p.m. on the date of the Special General Meeting of the Company convened to approve the transactions contemplated by these Resolutions (the "Effective Date") (any issue as to what constitutes a "holding" and as to the relevant entitlements arising for these purposes being determined by the Directors in their absolute discretion and using, without limitation and as they may deem relevant, the powers conferred upon the Board under Bye-Law 45 of the Bye-Laws of the Company (as amended in accordance with this Resolution ("Bye-Law 45"))), every 300 Existing Common Shares shall be and the same are hereby consolidated into one new Common Share of par value U.S.$3.00 (each a "New Common Share") (the "Share Consolidation"), provided that no shareholder in the Company (a "Shareholder") shall be entitled to a fraction of a New Common Share and all shares representing fractions of a New Common Share arising from such Share Consolidation shall, so far as is possible, be aggregated into New Common Shares and sold to VTL, Inc., a wholly-owned subsidiary of the Company, at a purchase price equivalent to U.S.$0.44 per Existing Common Share, being U.S.$132.00 per New Common Share, with the net proceeds from such sale being distributed in due proportion amongst the Shareholders in accordance with their respective entitlements to fractions of a New Common Share;

(ii) every 300 authorized but unissued Existing Common Shares as at the Effective Date be and the same are hereby consolidated into one New Common Share, provided that any fractions of authorized but unissued New Common Shares otherwise arising from the Share Consolidation shall be cancelled;

(iii) the Bye-Laws of the Company shall be and are hereby amended in the manner set out under the heading "Amendments pertaining to the Share Consolidation" in the Schedule to the Notice of Special General Meeting; and

(iv) the Directors be and they are hereby authorized to do or procure all such acts and things as may be required to effect the Share Consolidation and to deal with any shares representing fractions of New Common Shares in the manner contemplated by this Resolution.

FOR ☐ AGAINST ☐ ABSTAIN ☐

2. THAT the Bye-Laws of the Company shall be and are hereby amended in the manner set out under the heading "Restrictions on Transfer" in the Schedule to the Notice of Special General Meeting.

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. THAT the Bye-Laws of the Company shall be and are hereby amended in the manner set out under the heading "Electronic Delivery of Documents" in the Schedule to the Notice of Special General Meeting.

FOR ☐ AGAINST ☐ ABSTAIN ☐

Label Area 4" x 1 1/2"

Address Change? Mark Box ☐ Indicate changes above:

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature __________ **Signature** __________ **Date** __________, **2008.**

NOTE: If signing as attorney, executor, administrator, trustee, guardian or the like, please give your full title as such. If signing for a corporation, please give your title.

VIATEL HOLDING (BERMUDA) LIMITED
(the "Company")

SPECIAL GENERAL MEETING OF SHAREHOLDERS

Wednesday, February 20, 2008
11.00 am
(Bermuda time)

APPLEBY
Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda

▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

Viatel Holding (Bermuda) Limited
Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda

PROXY

This proxy is solicited by the Board of Directors for use at the Special General Meeting of the Company on Wednesday, February 20, 2008 or at any adjournment thereof.

I/We, HEREBY APPOINT _______________, or failing whom the chairman of the Special General Meeting (the "Chairman"), as my/our proxy to represent me/us and to vote on my/our behalf at the Special General Meeting of the Company to be held on Wednesday, February 20, 2008 and at any adjournment thereof and to vote for me/us as indicated in the boxes below.

In the absence of instructions, the proxy may vote or abstain from voting as he or she thinks fit on the resolutions below (the "Specified Resolutions").

Should any resolution or other business, other than the Specified Resolutions, be proposed at the Special General Meeting by the Chairman (including any motion to adjourn the Special General Meeting or any amendments to the Specified Resolutions), the proxy may vote thereon as he or she thinks fit.

Please complete using ink and indicate your vote with an "x" in the space provided.

PLEASE DATE, SIGN AND MAIL OR FAX AT ONCE.

See reverse for voting instructions.